SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated Jan 18, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date:Jan 18, 2001      Mr. Gerry A. Racicot
                            President

                    [LETTERHEAD OF EIGER TECHNOLOGY, INC. ]

                         EIGER TECHNOLOGY, INC. UPDATES
                     ANNUAL BUSINESS OUTLOOK FOR FISCAL 2001

Toronto, ON-January 18, 2001 - Eiger Technology, Inc., (Eiger) a vendor of computer products and peripherals sold through OEM customers today announced that, pursuant to its' established growth strategy, Eiger expects to maintain revenues and earnings experienced in Fiscal 2000 despite current weakness in the PC industry.

In addition to internally building OEM manufacturing revenues and earnings from computer products and peripherals, Eiger is also focussed on growing and diversifying its revenue and earnings base through strategic acquisitions. In general, Eiger's acquisition strategy focuses on companies that meet the minimum following criteria:

1. They are immediately additive to sales and/or earnings 2. They garner certain manufacturing or sales contracts to Eiger. 3. They are involved in leading-edge technology in the PC, wireless and/or consumer electronics industries.

Eiger is confident that through current acquisition initiatives, it will be able to maintain revenues and earnings realized in Fiscal 2000. Eiger is confident of this objective despite lower forecasted revenues and earnings from OEM manufacturing that reflect temporary and cyclical weakness in the overall PC industry.

Eiger is also pleased to announce that it has strengthened its' management team with the addition of two new people. Roland P. Austrup has joined the company as Vice-President effective January 1, 2001 and Laurie Gillis has joined the company as controller effective January 9, 2001.

Mr. Austrup will be responsible for representing Eiger to members of the professional investment community such as investment analysts, mutual fund managers, institutional investors, investment brokers and their clients. A key element of Eiger's focus on enhancing shareholder value is ensuring that equity markets fully reflect the value of its' shares. To this end, Mr. Austrup adds depth to Eiger's existing management team. Mr. Austrup has over twelve years experience in the investment industry with ScotiaMcLeod Inc., Nesbitt Burns Inc., and Aero Capital Corporation.

Ms. Gillis has over fourteen years experience in financial control and analysis for various companies in the manufacturing and financial services industries. Her responsibilities at Eiger will include head office accounting, internal management report coordination and analysis, and financial analysis relating to mergers and acquisitions. The addition of Ms. Gillis brings greater financial control and analysis capabilities to Eiger.

Eiger's total focus is on creating and enhancing shareholder value. Building revenue and earnings, both internally and through acquisition, create shareholder value. Shareholder value is enhanced by ensuring that equity markets and the professional investment community fully value publicly traded securities. Through existing OEM manufacturing business, anticipated acquisitions and added management depth, Eiger is confident of its' ability to realize and enhance shareholder value in Fiscal 2001. Eiger shares currently trade at a fraction of their book value of around $1.90 per share.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer products and peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:
AXA). Visit Eiger Technology Inc.'s web site at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.